Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-194288) of Martin Marietta Materials, Inc. (“Martin Marietta”) for the registration of its common stock and related Joint Proxy Statement/Prospectus of Martin Marietta and Texas Industries, Inc. and to the incorporation by reference therein of our reports dated February 24, 2014, with respect to the consolidated financial statements of Martin Marietta, and the effectiveness of internal control over financial reporting of Martin Marietta, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2013, and the financial statement schedule of Martin Marietta, included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, NC

May 21, 2014